Dear Shareholders:

            It is with great pleasure that I present the first Annual Report to Shareholders of London Financial Corporation for the fiscal year ended September 30, 1996.

            The year 1996 has been an eventful year for our company. As you are aware, The Citizens Loan & Savings Company successfully completed its conversion from the mutual form of organization to the permanent stock form of ownership on March 29, 1996. A total of 529,000 common shares of London Financial Corporation were issued in connection with the conversion, resulting in net capital proceeds of approximately $4.5 million.

            On the legislative front, we witnessed one of the most important events to occur in the thrift industry in years, as legislation was enacted at the end of September 1996 to recapitalize the Savings Association Insurance Fund ("SAIF"), through which deposits at Citizens are insured. Because the Bank Insurance Fund, the fund which insures bank deposits, was fully capitalized, most commercial banks were paying deposit insurance premiums that were very low in comparison to thrifts, such as Citizens. As a result, thrifts were at a competitive disadvantage with banks. The new legislation will significantly lower deposit insurance premiums in the future for Citizens. In order to accomplish the SAIF recapitalization, however, a one-time assessment was levied on most thrifts. Citizens, therefore, paid an assessment of approximately $200,000 in the fourth quarter of fiscal 1996.

            Net earnings for fiscal 1996 totaled $224,000, an $81,000, or 57%, increase over the $143,000 in net earnings recorded during fiscal 1995. Assets grew by $2.7 million, or 7.8%, during fiscal 1996, as a direct result of the conversion. Although the $200,000 assessment adversely affected our earnings, the Board of Directors of London Financial Corporation believes that the recapitalization of the SAIF will be in London Financial's long-term interest as we strive toward our goal of continuing to serve the mortgage lending needs of the residents of our communities.

            On behalf of the Board of Directors, management and employees of London Financial Corporation, I would like to thank you for your confidence and investment in our company. We can assure you that we are all committed to maximizing the return on your investment in our common shares.

                                        Sincerely,




                                        John J. Bodle
                                        President

                    BUSINESS OF LONDON FINANCIAL CORPORATION

================================================================================

London Financial Corporation ("LFC" or the "Company"), a unitary savings and loan holding company incorporated under the laws of the State of Ohio, owns all of the issued and outstanding common shares of The Citizens Loan & Savings Company ("Citizens"), a savings and loan association chartered under the laws of the State of Ohio. In March 1996, LFC acquired all of the common shares issued by Citizens upon its conversion from a mutual savings and loan association to a stock savings and loan association (the "Conversion"). Since its formation, LFC's activities have been limited primarily to holding the common shares of Citizens.

As a savings and loan holding company, LFC is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). As a savings and loan association incorporated under the laws of Ohio, Citizens is subject to regulation, supervision and examination by the OTS and the Ohio Department of Commerce, Division of Financial Institutions (the "Division"). Citizens is also a member of the Federal Home Loan Bank (the "FHLB") of Cincinnati.


                              MARKET PRICE OF LFC'S
                  COMMON SHARES AND RELATED SHAREHOLDER MATTERS
================================================================================

There were 529,000 common shares of LFC outstanding on September 30, 1996, and held of record by approximately 499 shareholders. Price information with respect to LFC's common shares is quoted on The Nasdaq SmallCap Market ("Nasdaq"). The high and low sales prices for the common shares of LFC for the periods indicated, as quoted by Nasdaq, were as follows:


                               Quarter Ended
                  -------------------------------------------
                  June 30, 1996            September 30, 1996
                  -------------            ------------------
High                  $11.37                     $11.25
Low                   $ 9.75                     $10.00


One cash dividend was declared during fiscal 1996 in the fourth quarter in the amount of $0.06 per common share of LFC.

The income of LFC consists of dividends which may periodically be declared and paid by the Board of Directors of Citizens on the common shares of Citizens held by LFC and earnings on the approximately $2.46 million in net proceeds retained by LFC from the sale of LFC's common shares in connection with the Conversion.

In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Under OTS regulations applicable to converted savings associations, Citizens is not permitted to pay a cash dividend on its common shares if its regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account (which was established for the purpose of granting a limited priority claim on the assets of Citizens, in the event of a complete liquidation, to those members of Citizens before the Conversion who maintain a savings account at Citizens after the Conversion) or applicable regulatory capital requirements prescribed by the OTS.

OTS regulations applicable to all savings associations provide that a savings association which immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution (including a dividend) has total capital (as defined by OTS regulations) that is equal to or greater than the amount of its capital requirements is generally permitted without OTS approval (but subsequent to 30 days' prior notice to the OTS) to make capital distributions, including dividends, during a calendar year in an amount not to exceed the greater of (1) 100% of such association's net earnings to date during the calendar year, plus an amount equal to one-half the amount by which its total capital to assets ratio exceeded its required capital to assets ratio at the beginning of the calendar year, or (2) 75% of its net earnings for the most recent four-quarter period. Savings associations which have total capital in excess of the capital requirements, but which have been notified by the OTS that they are in need of more than normal supervision, will be subject to restrictions on dividends. A savings association that fails to meet current minimum capital requirements is prohibited from making any capital distributions without the prior approval of the OTS.

Citizens currently meets all of its regulatory capital requirements and, unless the OTS determines that Citizens is an institution requiring more than normal supervision, Citizens may pay dividends in accordance with the foregoing provisions of the OTS regulations.

                              SELECTED CONSOLIDATED
                      FINANCIAL INFORMATION AND OTHER DATA

================================================================================

The following table sets forth certain information concerning the consolidated financial condition, earnings and other data regarding LFC at the dates and for the periods indicated.

                                                            At September 30,
                                          ---------------------------------------------------
Selected financial condition               1996        1995       1994       1993       1992
   and other data:                        ------      ------     ------     ------     ------
                                                        (Dollars in thousands)
Total amount of:
     Assets                              $36,817    $34,152    $31,737    $30,961    $28,414
     Cash and due from banks                 319        835        851        531        373
     Interest-bearing time deposits
      in other financial institutions      2,324      2,009      1,705      3,007      2,587
     Investment securities (1)             2,220        500        500        502       --
     Mortgage-backed securities            4,032      2,009      2,182      1,492       --
     Loans receivable - net               27,031     27,972     25,663     24,622     24,656
     Deposits                             28,195     30,594     28,324     27,792     25,340
     FHLB advances                           300        300        300        300        500
     Shareholders' equity (2)              7,907      3,224      3,080      2,835      2,489
Number of full-service offices                 1          1          1          1          1

                                                       Year ended September 30,
                                          ---------------------------------------------------
Summary of earnings:                       1996        1995       1994       1993       1992
                                          ------      ------     ------     ------     ------
                                                        (Dollars in thousands)

Interest income                          $ 2,769    $ 2,334    $ 2,164    $ 2,339    $ 2,781
Interest expense                           1,505      1,396      1,131      1,195      1,565
                                         -------    -------    -------    -------    -------
Net interest income                        1,264        938      1,033      1,144      1,216
Provision for loan losses                   --         --           13         18         29
                                         -------    -------    -------    -------    -------
Net interest income after
   provision for loan losses               1,264        938      1,020      1,126      1,187
Other income                                  71         74         70         66         68
General, administrative and
   other expense
                                           1,014        792        722        678        647
                                         -------    -------    -------    -------    -------
Earnings before income taxes                 321        220        368        514        608
Federal income taxes                          97         77        122        168        200
                                         -------    -------    -------    -------    -------
Net earnings                             $   224    $   143    $   246    $   346    $   408
                                         =======    =======    =======    =======    =======

----------------------

(1)  Includes securities designated as available for sale.

(2) Consisted solely of retained earnings at September 30, 1992 through 1995, inclusive.

                                                            At September 30,
                                          ---------------------------------------------------
Selected financial ratios:                    1996       1995       1994       1993       1992
                                             ------     ------     ------     ------     ------
Performance ratios:
   Return on average assets                   0.62%      0.44%      0.79%      1.18%      1.40%
   Return on average equity                   4.36       4.51       8.24      12.79      18.93
   Interest rate spread                       3.06       2.62       3.19       3.80       4.03
   Net interest margin                        3.67       2.95       3.44       4.06       4.31
   General, administrative and other
      expense to average assets               2.80       2.42       2.31       2.31       2.22
   Average equity to average assets          14.21       9.68       9.56       9.22       7.41
Asset quality ratios:
   Nonperforming assets to total
      assets                                  0.71       0.13       0.24       0.21       0.89
   Nonperforming loans to total loans         0.90       0.15       0.27       0.25       0.99
   Allowance for loan losses to total
      loans                                   0.65       0.65       0.70       0.69       0.63
   Allowance for loan losses to
      nonperforming loans                    71.65     422.22     254.67     269.70      63.89
   Net (charge-offs) recoveries to
      average loans                           0.01    --         --         --           (0.05)
   Average interest-earning assets
      to average interest-bearing
      liabilities                           113.83     107.52     106.54     106.06     104.96


================================================================================

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

================================================================================

                                     GENERAL
--------------------------------------------------------------------------------

The following discussion and analysis of the financial condition and results of operations of LFC and Citizens should be read in conjunction with and with reference to the consolidated financial statements, and the notes thereto, presented in this Annual Report.

LFC was incorporated for the purpose of owning all of the outstanding common shares of Citizens following the Conversion. As a result, the discussion and analysis that follows pertains primarily to the financial condition of LFC on a consolidated basis and to the results of operations of Citizens.

In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the operations of Citizens, and LFC's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein, but also include changes in the economy and changes in interest rates in the nation and LFC's primary market area.

Without limiting the generality of the foregoing, some of the statements in the referenced sections of this discussion and analysis are forward looking and are, therefore, subject to such risks and uncertainties:

1. Management's determination of the amount of the allowance for loan losses as set forth under "Financial Condition," "Comparison of Results of Operation for the Years Ended September 30, 1996 and 1995" and "Comparison of Results of Operations for the Years Ended September 30, 1995 and 1994;"

2. Management's analysis of the interest rate risk of Citizens as set forth under "Asset and Liability Management;"

3. Management's discussion of the liquidity of Citizens' assets and the regulatory capital of Citizens as set forth under "Liquidity and Capital Resources;" and

4. The discussion of the anticipated effect of legislation which may be enacted as set forth under "Charter Unification Legislation."


                               FINANCIAL CONDITION
 -------------------------------------------------------------------------------

The Company's consolidated total assets amounted to $36.8 million at September 30, 1996, an increase of $2.7 million, or 7.8%, over the $34.1 million in total assets at September 30, 1995. Such increase in assets was funded primarily by the $4.5 million in net proceeds from the Company's offering of common shares in connection with the Conversion, and undistributed net earnings of $192,000, which were partially offset by a $2.4 million decline in deposits.

Cash and cash equivalents and investment securities totaled $4.9 million at September 30, 1996, an increase of $1.5 million, or 45.4%, over September 30, 1995, levels. During the fiscal year ended September 30, 1996, $1.7 million of investment securities were purchased, which consisted primarily of intermediate-term U.S. Government and agency obligations totaling $1.5 million and corporate equity securities totaling $214,000.

Mortgage-backed securities totaled $4.0 million at September 30, 1996, an increase of $2.0 million over September 30, 1995, levels. Such increase resulted from purchases totaling $2.3 million, which were partially offset by principal repayments of $266,000. Such purchases were funded primarily with proceeds from the Company's offering of common shares and consisted of adjustable-rate mortgage-backed securities bearing interest at rates ranging from 6.13% to 6.50%.

Loans receivable totaled $27.0 million at September 30, 1996, a decline of $941,000, or 3.4%, from the $28.0 million total at September 30, 1995. During fiscal 1996, loan disbursements amounted to $7.2 million. Such disbursements were offset by principal repayments of $8.2 million.

Citizens' allowance for loan losses totaled $187,000 at September 30, 1996, which represented 0.65% of total loans and 71.65% of nonperforming loans. At September 30, 1995, the allowance for loan losses totaled $190,000, which represented 0.65% of total loans and 422.22% of nonperforming loans.

Nonperforming loans amounted to $261,000 and $45,000 at September 30, 1996 and 1995, respectively, and represented 0.7% and 0.1% of total assets at such dates. The increase in fiscal 1996 was due primarily to one residential loan account totaling $192,000 which was in the process of foreclosure. Management anticipates no loss on such loan account. Although management believes that its allowance for loan losses at September 30, 1996, was adequate based on facts and circumstances available to it, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect the Company's results of operations.

Deposits totaled $28.2 million at September 30, 1996, a decrease of $2.4 million, or 7.8%, from $30.6 million at September 30, 1995. The decline in deposits is attributable in part to customers using funds on deposit to purchase common shares of LFC in the Conversion. Citizens has generally not engaged in sporadic increases or decreases in interest rates paid or offered the highest rates available in its deposit market.

                       COMPARISON OF RESULTS OF OPERATIONS
                 FOR THE YEARS ENDED SEPTEMBER 30, 1996 AND 1995
--------------------------------------------------------------------------------

General. Net earnings for the fiscal year ended September 30, 1996, amounted to $224,000, an increase of $81,000, or 56.6%, over the $143,000 in net earnings recorded in fiscal 1995. The increase in net earnings resulted primarily from a $326,000 increase in net interest income, which was partially offset by a $3,000 decrease in other income, a $222,000 increase in general, administrative and other expense and a $20,000 increase in the provision for federal income taxes.

Net Interest Income. Net interest income totaled $1.3 million for the fiscal year ended September 30, 1996, an increase of $326,000, or 34.8%, over the $938,000 recorded in fiscal 1995. Interest income on loans increased by $284,000, or 13.6%, during fiscal 1996, due primarily to a 90 basis point (100 basis points equals one percent) increase in yield, from 7.72% in fiscal 1995 to 8.62% in fiscal 1996, coupled with a $473,000 increase in the weighted-average balance of loans outstanding. Interest income on mortgage-backed securities increased by $38,000, or 38.4%, due primarily to a $527,000, or 25.2%, increase in the weighted-average balance of mortgage-backed securities outstanding, coupled with an increase in the weighted-average yield year to year, from 4.73% in fiscal 1995 to 5.23% in fiscal 1996. Interest income on investment securities and interest-bearing deposits increased by $113,000, or 79.6%, for the fiscal year ended September 30, 1996, compared to fiscal 1995, as the weighted-average balance increased by $1.7 million year to year and the related yield increased by 46 basis points to 6.01% in fiscal 1996.

Interest expense on deposits increased by $109,000, or 8.0%, during fiscal 1996, due primarily to an increase of 25 basis points in the weighted-average cost of deposits, from 4.68% in fiscal 1995 to 4.93% in fiscal 1996, coupled with a $720,000 increase in the weighted-average balance of deposits outstanding year to year. Although deposits were $2.4 million less at September 30, 1996, than at September 30, 1995, the weighted-average balance of deposits outstanding increased by $720,000 due to increases in deposit balances at the time of and in connection with the Conversion.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $326,000, or 34.8%, during fiscal 1996, as compared to fiscal 1995. The interest rate spread increased by 44 basis points, to 3.06% for fiscal 1996, as compared to 2.62% for fiscal 1995, while the net interest margin increased by 72 basis points, to 3.67% for the fiscal year ended September 30, 1996. The overall increase in net interest income reflects management's deployment of the net proceeds of the Conversion.

Provision for Loan Losses. Citizens maintains an allowance for loan losses in an amount which, in management's judgment, is adequate to absorb reasonably foreseeable losses inherent in the loan portfolio. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses, after net charge-offs have been deducted, to bring the allowance to a level which is considered adequate to absorb losses inherent in the loan portfolio in accordance with generally accepted accounting principles ("GAAP"). The amount of the provision is based on management's regular review of the loan portfolio and consideration of such factors as historical loss experience, generally prevailing economic conditions, changes in the size and composition of the loan portfolio and considerations relating to specific loans, including the ability of the borrower to repay the loan and the estimated value of the underlying collateral. Although management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors, including the performance of Citizens' loan portfolio, the economy, changes in real estate values and interest rates and regulatory requirements regarding asset classifications. As a result of its analysis, management concluded that the allowance was adequate as of September 30, 1996, and therefore a provision for loan losses was not deemed necessary. There can be no assurance that the allowance will be adequate to cover future losses on nonperforming assets.

Other Income. Other income totaled $71,000 for the fiscal year ended September 30, 1996, a decrease of $3,000, or 4.1%, from the $74,000 recorded in fiscal 1995. The decrease resulted primarily from a decline in service fees and charges on deposits and loan accounts.

General, Administrative and Other Expense. General, administrative and other expense increased by $222,000, or 28.0%, to a total of $1.0 million for the fiscal year ended September 30, 1996, as compared to fiscal 1995. The increase resulted primarily from a $193,000 charge recorded as a result of legislation enacted to recapitalize the Savings Association Insurance Fund, coupled with a $21,000, or 5.2%, increase in employee compensation and benefits and a $16,000, or 10.4%, increase in other operating expenses. The increase in employee compensation and benefits resulted primarily from costs associated with the London Financial Corporation Employee Stock Ownership Plan and normal merit increases for existing employees. The increase in other operating expense was due primarily to professional fees, printing and other expenses related to the reporting requirements of public companies.

Federal Income Taxes. The provision for federal income taxes totaled $97,000 for the fiscal year ended September 30, 1996, an increase of $20,000, or 26.0%, over the $77,000 provision recorded in fiscal 1995. The increase resulted primarily from an increase of $101,000, or 45.9%, in pretax earnings year to year. Citizens' effective tax rates were 30.2% and 34.9% for the fiscal years ended September 30, 1996 and 1995, respectively.

                       COMPARISON OF RESULTS OF OPERATIONS
                 FOR THE YEARS ENDED SEPTEMBER 30, 1995 AND 1994
--------------------------------------------------------------------------------

            General. Citizens had net earnings of $143,000 for the fiscal year ended September 30, 1995, compared to $246,000 in fiscal 1994. The decrease in net earnings was primarily attributable to a decrease of $95,000 in net interest income and an increase of $70,000 in general, administrative and other expense. The decrease in net interest income occurred due to a decrease in the interest rate spread from 3.19% to 2.62%. The decrease in the interest rate spread was primarily due to a shift in deposits from short-term passbook accounts to longer-term certificate of deposit accounts. The related increase in the average maturity of deposits resulted in an increase in the weighted-average rate paid on deposits from 3.95% for the fiscal year ended September 30, 1994 to 4.68% in fiscal 1995. At the same time, the weighted-average yield on interest-earning assets increased only from 7.20% in fiscal 1994 to 7.35% in fiscal 1995, due to the composition of the assets of Citizens, which generally reprice at a slower pace than the deposits at Citizens. The majority of interest-earning assets of Citizens are adjustable-rate mortgage loans, which reprice annually.

            The decrease in net interest income and the increase in general, administrative and other expense were partially offset by a decrease of $45,000 in the federal income tax expense and a decrease of $13,000 in the provision for loan losses.

            Net Interest Income. The net interest income of Citizens decreased $95,000 for the fiscal year ended September 30, 1995, compared to 1994. Such decrease was primarily attributable to rates paid on deposits increasing at a faster rate than yields earned on loans in fiscal 1995 compared to fiscal 1994.

            Total interest income increased $170,000, or 7.9%, in fiscal 1995 compared to fiscal 1994, due primarily to an increase of $1.5 million, or 5.9%, in the weighted-average loan balance. The weighted-average yield earned on loans was 7.72% in fiscal 1995 and 1994. Citizens' loan portfolio is composed almost entirely of cost of funds indexed adjustable-rate loans which reprice annually upon their anniversary. Thus, Citizens' overall loan yield generally lags behind the current market interest rates. In 1995, Citizens had many loans which repriced at higher rates due to the general increase in market interest rates during the period from March 1994 through February 1995. New loans closed in the second half of fiscal 1995, however, were made at slightly discounted rates so that Citizens could remain competitive with other financial institutions in its market area. In addition to the increase in interest income from loans, Citizens' interest income on interest-bearing deposits, investment securities, and mortgage-backed securities increased by $52,000, or 27.5%, in fiscal 1995 compared to fiscal 1994. Such increase is a result of higher short-term interest rates earned on interest-bearing deposits as well as an increase of $144,000, or 8.6%, in the average balance of interest-bearing deposits in fiscal 1995.

            Total interest expense increased $265,000, or 23.4%, for fiscal 1995 compared to fiscal 1994. Such increase in interest expense was primarily attributable to a $1.3 million increase in average interest bearing deposits compared to fiscal 1994, while the weighted average interest rate also increased to 4.68% in fiscal 1995 from 3.95% in fiscal 1994. The increase in the weighted average rate can be attributed to an increase in the certificate account rates to 5.61% from 4.80% in fiscal 1995 compared to fiscal 1994, as a result of competitive rates offered throughout 1995 and special certificate rates offered to obtain funds for loans.

            Provision for Loan Losses. The provision for loan losses declined by $13,000 for the fiscal year ended September 30, 1995. The ratio of nonperforming loans to total loans decreased from .27% in fiscal 1994 to .15% in fiscal 1995. At September 30, 1995 and 1994, Citizens had a ratio of allowance for loan losses to total loans of .65% and .70%, respectively, and a ratio of allowance for loan losses to nonperforming loans of 422.22% and 254.67%, respectively. As a result of the decrease in nonperforming loans to total loans, low historical charge-offs, and an improving delinquency history, management determined that a provision for loan losses was not necessary for the fiscal year ended September 30, 1995.

            Other Income. Other income totaled $74,000 and $70,000 for the fiscal years ended September 30, 1995 and 1994, respectively. The majority of other income consisted of service charges on customer accounts of $63,000 and $61,000 in fiscal 1995 and fiscal 1994, respectively. The gradual increase was a result of an increase in deposit activity.

            General, Administrative and Other Expense. General, administrative and other expense increased by $70,000, or 9.7%, in fiscal 1995 compared to fiscal 1994. Employee compensation and benefits increased $26,000, or 7.9%, for 1995 compared to 1994, as a result of normal merit raises ranging from 5% to 10%. Federal deposit insurance premiums increased $42,000, to $81,000, for the fiscal year ended September 30, 1995, compared to fiscal 1994, as a result of an underaccrual in 1994 which was adjusted in 1995.

            Federal Income Taxes. Federal income tax expense decreased $45,000, or 37.0%, for 1995 compared to the fiscal year ended September 30, 1994, due to a decrease of $148,000, or 40.2%, in income before federal income taxes. The effective tax rate of Citizens increased to 34.9% in fiscal 1995 from 33.2% in fiscal 1994.

================================================================================

The following table sets forth certain average balance sheet information, including the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the years indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the years presented. Average balances are derived from monthly balances, which include nonaccruing loans in the loan portfolio.

================================================================================

THE BELOW "LANDSCAPE" TABLE IS SPLIT INTO THREE SEPARATE SECTIONS:
YEAR ENDED 9-30-96, 9-30-95, AND 9-30-94.


                                                   Year ended September 30, 1996
                                                   -----------------------------
                                                       Weighted       Average        Interest         Average
                                               average yield at   outstanding         earned/          yield/
                                             September 30, 1996       balance            paid            rate
                                             ------------------     ---------          ------          ------
                                                                 (Dollars in thousands)

Interest-earning assets:
  Interest-bearing deposits in other
   financial institutions                                 5.28%       $ 3,278          $  202           6.16%
  Investment securities                                   6.08            962              53           5.51
  Mortgage-backed securities                              6.26          2,620             137           5.23
  Loans receivable(1)                                     8.28         27,567           2,377           8.62
                                                                      -------          ------         ------
     Total interest-earning assets                        7.71         34,427           2,769           8.04

  Non-interest-earning assets                                           1,732
                                                                   ----------

     Total assets                                                  $   36,159
                                                                   ==========

Interest-bearing liabilities:
  NOW accounts                                            2.29        $ 3,045              61           2.00
  Money market accounts                                   2.74            333               9           2.70
  Passbook savings accounts                               3.00          6,297             188           2.99
  Certificates of deposit                                 5.96         20,268           1,219           6.01
                                                                      -------          ------        -------
     Total deposits                                       4.93         29,943           1,477           4.93
  FHLB advances                                           9.25            300              28           9.25
                                                                      -------          ------        -------
     Total interest-bearing liabilities                   4.97         30,243           1,505           4.98
                                                                      -------          ------        -------

Non-interest-bearing liabilities                                          778
                                                                   ----------
     Total liabilities                                                 31,021

Shareholders' equity(2)                                                 5,138
                                                                   ----------

     Total liabilities and
      shareholders' equity                                         $   36,159
                                                                   ==========

Net interest income                                                                $    1,264
                                                                                   ==========
Interest rate spread                                                                                    3.06%
                                                                                                  ==========
Net interest margin (net interest
  income as a percentage of average
  interest-earning assets)                                                                              3.67%
                                                                                                  ==========
Average interest-earning assets to
  average interest-bearing liabilities                                                                113.83%
                                                                                                  ==========
=============================================

                                                   Year ended September 30, 1995
                                                   -----------------------------
                                                        Average          Interest           Average
                                                    outstanding           earned/            yield/
                                                        balance              paid              rate
                                                      ---------            ------            ------
                                                                 (Dollars in thousands)

Interest-earning assets:
  Interest-bearing deposits in other
   financial institutions                               $ 1,827           $   99               5.42%
  Investment securities                                     730               43               5.89
  Mortgage-backed securities                              2,093               99               4.73
  Loans receivable(1)                                    27,094            2,093               7.72
                                                        -------           ------             ------
     Total interest-earning assets                       31,744            2,334               7.35

  Non-interest-earning assets                               980
                                                         ------

     Total assets                                       $32,724
                                                         ======

Interest-bearing liabilities:
  NOW accounts                                          $ 2,713               56               2.06
  Money market accounts                                     425               12               2.82
  Passbook savings accounts                               6,594              206               3.12
  Certificates of deposit                                19,491            1,094               5.61
                                                        -------           ------             ------
     Total deposits                                      29,223            1,368               4.68
  FHLB advances                                             300               28               9.25
                                                        -------           ------             ------
     Total interest-bearing liabilities                  29,523            1,396               4.73
                                                         ------           ------             ------

Non-interest-bearing liabilities                             33
                                                         ------
     Total liabilities                                   29,556

Shareholders' equity(2)                                   3,168
                                                         ------
     Total liabilities and
      shareholders' equity                              $32,724
                                                         ======
Net interest income                                                      $   938
                                                                          ======
Interest rate spread                                                                           2.62%
                                                                                             =======
Net interest margin (net interest
  income as a percentage of average
  interest-earning assets)                                                                     2.95%
                                                                                             ======
Average interest-earning assets to
  average interest-bearing liabilities                                                       107.52%
                                                                                             ======

=============================================

                                                   Year ended September 30, 1994
                                                   -----------------------------
                                                       Average         Interest          Average
                                                   outstanding          earned/           yield/
                                                       balance             paid             rate
                                                     ---------           ------             ----
                                                                 (Dollars in thousands)

Interest-earning assets:
  Interest-bearing deposits in other
   financial institutions                               $ 1,683           $   67               3.99%
  Investment securities                                     708               36               5.08
  Mortgage-backed securities                              2,077               86               4.14
  Loans receivable(1)                                    25,587            1,975               7.72
                                                        -------           ------          ------
     Total interest-earning assets                       30,055            2,164               7.20

  Non-interest-earning assets                             1,172
                                                         ------

     Total assets                                       $31,227
                                                         ======

Interest-bearing liabilities:
  NOW accounts                                            2,785               51               1.83
  Money market accounts                                     502               14               2.79
  Passbook savings accounts                               9,185              297               3.23
  Certificates of deposit                                15,437              741               4.80
                                                        -------           ------             ------
     Total deposits                                      27,909            1,103               3.95
  FHLB advances                                             300               28                .25
                                                        -------           ------             ------
     Total interest-bearing liabilities                  28,209            1,131               4.01
                                                         ------           ------             ------

Non-interest-bearing liabilities                             34
                                                         ------

     Total liabilities                                   28,243

Shareholders' equity(2)                                   2,984
                                                         ------
     Total liabilities and
      shareholders' equity                              $31,227
                                                         ======
Net interest income                                                      $ 1,033
                                                                          ======
Interest rate spread                                                                           3.19%
Net interest margin (net interest                                                            ======
  income as a percentage of average
  interest-earning assets)                                                                     3.44%
                                                                                             ======
Average interest-earning assets to
  average interest-bearing liabilities                                                       106.54%
                                                                                             ======

-----------------------------------

(1) Net of deferred loan fees, loan discounts, the allowance for loan losses and loans in process. Loan fees included in interest income totaled $112, $54 and $91 for the fiscal years ended September 30, 1996, 1995 and 1994, respectively.

(2) Consisted solely of retained earnings for the fiscal years ended September 30, 1995 and 1994.

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the interest income and interest expense of Citizens during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided for changes attributable to (i) increases and decreases in volume (change in volume multiplied by prior year rate), (ii) increases and decreases in rate (change in rate multiplied by prior year volume) and (iii) total increases and decreases in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

                                                                     Year ended September 30,
                                                         1996 vs. 1995                        1995 vs. 1994
                                               ---------------------------------    --------------------------------
                                                     Increase           Total            Increase            Total
                                                (decrease) due to      increase     (decrease) due to       increase
                                                Volume       Rate     (decrease)    Volume       Rate     (decrease)
                                                ------       ----     ----------    ------       ----     ----------
Interest income attributable to:
     Interest-bearing deposits                  $  85       $  18       $ 103       $   6       $  26       $  32
     Investment securities                         12          (2)         10           1           6           7
     Mortgage-backed securities                    27          11          38           1          12          13
     Loans receivable                              38         246         284         116           2         118
                                                -----       -----       -----       -----       -----       -----

        Total interest income                     162         273         435         124          46         170

Interest expense attributable to:
      NOW accounts                                  7          (2)          5          (1)          6           5
      Money market accounts                        (2)         (1)         (3)         (2)          0          (2)
      Passbook savings accounts                    (9)         (9)        (18)        (81)        (10)        (91)
      Certificates of deposit                      45          80         125         214         139         353
                                                -----       -----       -----       -----       -----       -----

         Total deposits                            41          68         109         130         135         265

      Advances from FHLB                         --          --          --          --          --          --
                                                -----       -----       -----       -----       -----       -----

         Total interest expense                    41          68         109         130         135         265
                                                -----       -----       -----       -----       -----       -----

Increase (decrease) in net interest income      $ 121       $ 205       $ 326       $  (6)      $ (89)      $ (95)
                                                =====       =====       =====       =====       =====       =====




                         ASSET AND LIABILITY MANAGEMENT
 -------------------------------------------------------------------------------

As a part of its effort to monitor its interest rate risk, Citizens reviews the reports of the OTS which set forth the application of the "net portfolio value" ("NPV") methodology, adopted by the OTS as part of its capital regulations, to the assets and liabilities of Citizens. Implementation of the NPV regulations has been delayed by the OTS. Although Citizens would not be subject to the NPV regulation because it has less than $300 million in assets and risk-based capital in excess of 12%, the application of the NPV methodology assists Citizens in monitoring its level of interest rate risk.

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV which would result from a theoretical 200 basis point (100 basis point equals 1%) change in market interest rates. Both a 200 basis point increase in market interest rates and a 200 basis point decrease in market interest rates are considered. If the NPV would decrease more than 2% of the present value of the institution's assets with either an increase or a decrease in market rates, the institution would have to deduct 50% of the amount of the decrease in excess of such 2% in the calculation of the institution's risk-based capital, if the regulations were in effect. Even before the regulation is in effect, OTS could increase Citizens' risk-based capital requirement on an individualized basis to address excess interest rate risk.

At September 30, 1996, 2% of the present value of Citizens' assets was approximately $716,000. Because the interest rate risk of a 200 basis point decrease in market interest rates (which was greater than the interest rate risk of a 200 basis point increase) was $291,000 at September 30, 1996, Citizens would not have been required to deduct any amount from its capital in determining whether Citizens met its risk-based capital requirement if the regulation had been in effect for Citizens at such date.

The following table presents, as of September 30, 1996 and 1995, an analysis of the interest rate risk of Citizens as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis point increments in market interest rates. The first column of the table consists of hypothetical incremental changes in such interest rates. The second column contains the policy limits set by the Board of Directors of Citizens as the maximum change in NPV that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the dollar impact of various rate changes and the strong capital position of Citizens. The third and fourth columns and the remaining two columns set forth, as of September 30, 1996, and September 30, 1995, respectively, the effect that a particular change in market interest rates would have on the NPV of Citizens.


                                                       At September 30, 1996         At September 30, 1995
                                                      -----------------------       -----------------------
         Change in interest rate      Board limit     $ change       % change       $ change       % change
             (basis points)           % change         in NPV         in NPV         in NPV         in NPV
         -----------------------      -----------     --------       --------       --------
                                                                      (Dollars in thousands)
                  +400                   (80)%          $(316)          (5)%          $ 295             8%
                  +300                   (60)             (81)          (1)             367            10
                  +200                   (40)              63            1              334             9
                  +100                   (20)              92            2              202             5
                     0                   --              --             --             --             --
                  -100                   (20)            (150)          (2)            (187)           (5)
                  -200                   (40)            (291)          (5)            (262)           (7)
                  -300                   (60)            (275)          (5)            (274)           (7)
                  -400                   (80)            (162)          (3)            (260)           (7)


As illustrated by the table, the NPV of Citizens is nearly equally sensitive to rising and declining rates. Such similarity in sensitivity occurs principally as a result of the maintenance by Citizens of a loan portfolio consisting primarily of adjustable-rate residential real estate loans ("ARMs"). Both the amount of interest Citizens would receive on its loans and the interest Citizens would pay on its deposits would either increase or decrease depending on the direction of a change in the market interest rate. The relatively slight differences in sensitivity between rising and falling rates are generally attributable to the annual repricing of ARMs compared to the shorter period to repricing of deposits. Assumptions used in calculating the amounts in the foregoing table are OTS assumptions.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

A decrease or a significant increase in interest rates from the recent levels could be expected to affect negatively the net interest income of Citizens. Moreover, rising interest rates could negatively affect the earnings of Citizens due to diminished loan demand. Citizens attempts to mitigate interest rate risk by originating adjustable-rate loans.


                         LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

The liquidity of Citizens, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized in the following table for the years ended September 30, 1996, 1995 and 1994:

                                                For the year ended September 30,
                                                     1996       1995      1994
                                                    ------     ------    ------
                                                           (In thousands)

Net earnings                                      $   224    $   143    $   246

Adjustments to reconcile net earnings to
   net cash from operating activities                 216        (15)       (88)
                                                  -------    -------    -------

Net cash from operating activities                    440        128        158

Net cash from investing activities                 (2,697)    (2,111)    (1,672)

Net cash from financing activities                  2,056      2,271        532
                                                  -------    -------    -------

Net change in cash and cash equivalents              (201)       288       (982)

Cash and cash equivalents at beginning of year
                                                    2,844      2,556      3,538
                                                  -------    -------    -------
Cash and cash equivalents at end of year          $ 2,643    $ 2,844    $ 2,556
                                                  =======    =======    =======


The principal sources of funds for Citizens are deposits, loan and mortgage-backed security repayments, maturities of investment securities and funds generated through operations. Citizens also has the ability to borrow from the FHLB of Cincinnati. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and loan prepayments are heavily influenced by interest rates, general economic conditions and competition. Citizens maintains a level of investment in liquid assets which is based upon management's assessment of (i) the need for funds, (ii) expected deposit flows,
(iii) the yields available on short-term liquid assets and (iv) the objectives of the asset and liability management program of Citizens.

OTS regulations presently require Citizens to maintain an average daily balance of liquid assets, which may include, but are not limited to, investments in U.
S.  Treasury  and  federal  agency  obligations  and  other  investments  having maturities of five years or less, in an amount equal to 5% of the sum of Citizens' average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which Citizens may rely if necessary to fund deposit withdrawals or other short-term funding needs. At September 30, 1996, Citizens liquid assets totaled approximately $2.8 million, which exceeded the OTS minimum requirements by $1.4 million. At such date, Citizens had commitments to originate loans and loans in process totaling $1.5 million and no commitments to purchase or sell loans. Citizens considers its liquidity and capital reserves sufficient to meet its outstanding short-term and long-term needs.

Citizens is required by OTS regulations to meet certain minimum capital requirements. The tangible capital requirement requires savings associations to maintain "tangible capital" of not less than 1.5% of the association's adjusted total assets. Tangible capital is defined in OTS regulations as core capital minus any intangible assets.

"Core capital" is comprised of common stockholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual associations. OTS regulations require savings associations to maintain core capital of at least 3% of the association's total assets. The OTS has proposed to increase such requirement to 4% to 5%, except for those associations with the highest examination rating and acceptable levels of risk.

OTS regulations require that savings associations maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items of capital, which in the case of Citizens includes a general loan loss allowance of $187,000 at September 30, 1996.

The following table sets forth the amount and percentage level of regulatory capital of Citizens at September 30, 1996, and the amount by which it exceeds the minimum requirements:

                                                     At September 30, 1996
                                                    -----------------------
                                                 Amount        Percent of assets
                                                 ------        -----------------
                                                         (In thousands)

Capital under GAAP before adjustments            $5,437              15.7%
                                                 ======              ====

Tangible capital:
   Capital level                                 $5,437              15.7%
   Requirement                                      521               1.5
                                                 ------              ----
   Excess                                        $4,916              14.2%
                                                 ======              ====

Core capital:
   Capital level                                 $5,437              15.7%
   Requirement                                    1,042               3.0
                                                 ------              ----
   Excess                                        $4,395              12.7%
                                                 ======              ====

Risk-based capital:
   Capital level                                 $5,624              30.3%
   Requirement                                    1,487               8.0
                                                 ------              ----
   Excess                                        $4,137              22.3%
                                                 ======              ====



                   EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS
--------------------------------------------------------------------------------

In December 1991, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Values of Financial Instruments," which requires the disclosure of the fair values of financial instruments. SFAS No. 107 became effective for LFC in its fiscal year ended September 30, 1996. Fair values for the majority of balance sheet accounts have been disclosed in the accompanying consolidated financial statements, as a significant portion of the assets and liabilities of LFC, meet the definition of a financial instrument.

In October 1994, the FASB issued SFAS No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments," which is effective for years ending after December 15, 1995. SFAS No. 119 expands the disclosure requirements for derivative financial instruments, which are defined to include futures, forwards, swaps or options contracts or other instruments with similar characteristics. It excludes all such instruments whose financial effects are recorded on the balance sheet. SFAS No. 119 also makes certain modifications to SFAS No. 107. At September 30, 1996, and for the period then ended, LFC had no financial instruments which would require disclosure under SFAS No. 119.

In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset. SFAS No. 121 is effective for financial statements for fiscal years beginning after December 15, 1995, but earlier application is encouraged. Restatement of previously issued financial statements is not permitted. SFAS No. 121 will be applicable to LFC for the fiscal year ending September 30, 1997. LFC does not anticipate that its impact will be material.

In May 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights." SFAS No. 122 amends SFAS No. 65, "Accounting for Certain Mortgage Banking Activities," to require a mortgage banking enterprise to recognize as separate assets the rights to service mortgage loans for others regardless of how those servicing rights are acquired. A mortgage banking enterprise that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and subsequently sells or securitizes those loans with servicing rights retained should allocate the total cost of the mortgage loans between the mortgage servicing rights and the loans themselves, based on their relative fair values, provided it is practicable to estimate those values. When it is not practicable to estimate those values, then the entire cost of purchasing or originating the loans should be allocated to the mortgage loans, with no cost allocated to the mortgage servicing rights. SFAS No. 122 requires a mortgage banking enterprise to assess its capitalized mortgage servicing rights for impairment based on the fair value of such rights. A mortgage banking enterprise should stratify its capitalized mortgage servicing rights upon adoption of SFAS No. 122 based on one or more of the primary risk characteristics of the underlying loans. Impairment should be recognized through a valuation allowance for each category of impaired loans. SFAS No. 122 is to be applied prospectively in fiscal years beginning after December 15, 1995, to transactions in which an entity sells or securitizes mortgage loans with servicing rights retained and to impairment evaluations of all amounts capitalized as mortgage servicing rights, including those purchased before the adoption of this statement. Earlier application is encouraged. Retroactive capitalization of mortgage servicing rights retained in transactions incurred before the adoption of SFAS No. 122 is prohibited. LFC adopted SFAS No. 122 effective October 1, 1996, as required, without material effect on consolidated financial position or results of operations.

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," establishing financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 encourages all entities to adopt a new method of accounting to measure compensation cost of all employee stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to remain with the existing accounting are required to disclose in a footnote to the financial statements pro forma net earnings and, if presented, earnings per share, as if SFAS No. 123 had been adopted. The accounting requirements of SFAS No. 123 are effective for transactions entered into during fiscal years that begin after December 15, 1995; however, companies are required to disclose information for awards granted in their first fiscal year beginning after December 15, 1994. Management has determined that LFC will continue to account for stock-based compensation pursuant to Accounting Principles Board Opinion No. 25, and therefore the disclosure provisions of SFAS No. 123 will have no effect on its consolidated financial condition or results of operations.

In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers of Financial Assets, Servicing Rights, and Extinguishment of Liabilities," that provides accounting guidance for transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, known as the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements, and transfers of receivables with recourse. An entity that undertakes an obligation to service financial assets recognizes either a servicing asset or liability for the servicing contract (unless related to a securitization of assets, and all the securitized assets are retained and classified as held-to-maturity). A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value. SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligation for the liability or is legally released from being the primary obligor. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. SFAS No. 125 supersedes SFAS No. 122. Management does not believe that adoption of SFAS No. 125 will have a material adverse effect on LFC's consolidated financial position or results of operations.


                     IMPACT OF INFLATION AND CHANGING PRICES
--------------------------------------------------------------------------------

The consolidated financial statements and notes thereto included herein have been prepared in accordance with GAAP, which requires LFC to measure financial position and operating results in terms of historical dollars, with the exception of investment securities available-for-sale, which are carried at fair value. Changes in the relative value of money due to inflation or recession are generally not considered.

In management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the rate of inflation. While interest rates are greatly influenced by changes in the rate of inflation, they do not change at the same rate or in the same magnitude as the rate of inflation. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as changes in monetary and fiscal policies.

                         CHARTER UNIFICATION LEGISLATION
--------------------------------------------------------------------------------

The deposit accounts of Citizens and other savings associations are insured up to applicable limits by the FDIC in the Savings Association Insurance Fund ("SAIF"). Legislation to recapitalize the SAIF was enacted on September 30, 1996. The legislation provided that the SAIF will be merged into the Bank Insurance Fund if there are no more savings associations. It also requires the Department of Treasury to submit a report to Congress on the development of a common charter for all financial institutions. In addition, in September, 1996, a bill was introduced to address this charter unification by eliminating the federal thrift charter and the separate federal regulation of savings and loan associations. Pursuant to such legislation, Congress may eliminate the OTS and Citizens may be regulated under the federal law as a bank or be required to change its charter. Such change in regulation or charter would likely change the range of activities in which Citizens may engage and would probably subject Citizens to more regulation by the FDIC. In addition, LFC might become subject to a different scheme of holding company which may limit the activities in which LFC may engage, and subject LFC to other additional regulatory requirements, including separate capital requirements. At this time, LFC cannot predict when or whether Congress may actually pass legislation regarding LFC's and Citizens' regulatory requirements or charter. Although such legislation may change the activities in which either LFC and Citizens may engage, it is not anticipated that the current activities of both LFC and Citizens will be materially affected by those activity limits.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
London Financial Corporation

We have audited the accompanying consolidated statement of financial condition of London Financial Corporation as of September 30, 1996, and the related consolidated statements of earnings, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements as of September 30, 1995, and for the years ended September 30, 1995 and 1994, were audited by other auditors, whose report thereon dated October 27, 1995, expressed an unqualified opinion on those statements and included an explanatory paragraph relative to a change in the method of accounting for certain debt and equity securities.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of London Financial Corporation as of September 30, 1996, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.





GRANT THORNTON LLP

Cincinnati, Ohio
November 22, 1996

                          London Financial Corporation


                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                  September 30,
                        (In thousands, except share data)


       ASSETS                                                   1996       1995
                                                               ------     ------

Cash and due from banks                                      $    319    $   835
Interest-bearing deposits in other financial institutions       2,324      2,009
                                                             --------    -------
            Cash and cash equivalents                           2,643      2,844

Investment securities designated as available
  for sale - at market                                            220       --
Investment securities - at cost, approximate
  market value of $1,991 and $495 as of
  September 30, 1996 and 1995                                   2,000        500
Mortgage-backed securities - at amortized
  cost, approximate market value of $3,944 and
  $1,978 as of September 30, 1996 and 1995                      4,032      2,009
Loans receivable - net                                         27,031     27,972
Office premises and equipment - at depreciated cost               354        372
Stock in Federal Home Loan Bank - at cost                         261        244
Accrued interest receivable                                       178        139
Prepaid expenses and other assets                                  21         34
Prepaid federal income taxes                                     --            5
Deferred federal income taxes                                      77         33
                                                             --------    -------

            Total assets                                     $ 36,817    $34,152
                                                             ========    =======

            LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                     $ 28,195    $30,594
Advances from the Federal Home Loan Bank                          300        300
Other liabilities                                                 279         34
Accrued federal income taxes                                      136       --
                                                             --------    -------
            Total liabilities                                  28,910     30,928

Commitments -                                                    --

Shareholders' equity
  Common shares- authorized 5,000,000 shares without par
    value; 529,000 shares issued and outstanding in 1996         --         --
  Additional paid-in capital                                    4,910       --
  Retained earnings - substantially restricted                  3,416      3,224
  Unrealized gain on securities designated as available
    for sale, net of related tax effects                            4       --
  Shares acquired by employee stock ownership plan               (423)      --
                                                             --------    -------
            Total shareholders' equity                          7,907      3,224
                                                             --------    -------

            Total liabilities and shareholders' equity       $ 36,817    $34,152
                                                             ========    =======


The accompanying notes are an integral part of these statements.

                          London Financial Corporation

                       CONSOLIDATED STATEMENTS OF EARNINGS

                            Year ended September 30,
                                 (In thousands)


                                                        1996      1995     1994
                                                       ------    ------   ------
Interest income
  Loans                                               $ 2,377    $2,093   $1,975
  Mortgage-backed securities                              137        99       86
  Investment securities                                    53        26       26
  Interest-bearing deposits and other                     202       116       77
                                                      -------    ------   ------
            Total interest income                       2,769     2,334    2,164

Interest expense
  Deposits                                              1,477     1,368    1,103
  Borrowings                                               28        28       28
                                                      -------    ------   ------
            Total interest expense                      1,505     1,396    1,131
                                                      -------    ------   ------

            Net interest income before provision
              for loan losses                           1,264       938    1,033

Provision for loan losses                                --        --         13
                                                      -------    ------   ------

            Net interest income after provision
              for loan losses                           1,264       938    1,020

Other operating income                                     71        74       70

General, administrative and other expense
  Employee compensation and benefits                      425       404      378
  Occupancy and equipment                                  55        54       50
  Franchise taxes                                          45        44       38
  Federal deposit insurance premiums                      262        81       39
  Data processing                                          57        55       54
  Other operating                                         170       154      163
                                                      -------    ------   ------
            Total general, administrative and           1,014       792      722
               other expense                          -------    ------   ------

            Earnings before income taxes                  321       220      368

Federal income taxes
  Current                                                 143        52      120
  Deferred                                                (46)       25        2
                                                      -------    ------   ------
            Total federal income taxes                     97        77      122
                                                      -------    ------   ------

            NET EARNINGS                              $   224    $  143   $  246
                                                      =======    ======   ======



The accompanying notes are an integral part of these statements.

                          London Financial Corporation

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

              For the years ended September 30, 1996, 1995 and 1994
                        (In thousands, except share data)

                                                                                     Shares     Unrealized
                                                                                   acquired by    gain on
                                                                                    Employee    securities
                                                                       Additional    Stock      designated
                                                            Common       paid-in   Ownership    as available  Retained
                                                             stock       capital     Plan        for sale     earnings       Total
                                                            ------     ----------  ---------    ------------  --------       -----
Balance at October 1, 1993                                $      --       $ --       $--            $-         $ 2,835      $ 2,835

Net earnings for the year ended September 30, 1994               --         --        --             -             246          246
                                                          -----------     ------     -----          --         -------      -------

Balance at September 30, 1994                                    --         --        --             -           3,081        3,081

Net earnings for the year ended September 30, 1995               --         --        --             -             143          143
                                                          -----------     ------     -----          --         -------      -------

Balance at September 30, 1995                                    --         --        --             -           3,224        3,224

Reorganization to common stock form and issuance
  of shares in connection therewith - net                        --        4,910      (423)          -            --          4,487
Net earnings for the year ended September 30, 1996               --         --        --             -             224          224
Dividends of $.06 per share                                      --         --        --             -             (32)         (32)
Unrealized gain on securities designated as available
  for sale, net of related tax effects                           --         --        --             4            --              4
                                                          -----------     ------     -----          --         -------      -------

Balance at September 30, 1996                             $      --       $4,910     $(423)         $4         $ 3,416      $ 7,907
                                                          ===========     ======     =====          ==         =======      =======

The accompanying notes are an integral part of these statements.


                          London Financial Corporation
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            Year ended September 30,
                                 (In thousands)


                                                                 1996        1995        1994
                                                                ------      ------      ------
Cash flows from operating activities:
  Net earnings for the year                                    $   224     $   143     $   246
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of premiums and discounts
      on investments and mortgage-backed securities - net            6           6          10
    Amortization of deferred loan origination fees                (112)        (54)        (91)
    Depreciation and amortization                                   25          24          22
    Provision for loan losses                                     --          --            13
    Federal Home Loan Bank stock dividends                         (17)        (15)        (11)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable                                  (39)        (31)          1
      Prepaid expenses and other assets                             13           7         (29)
      Other liabilities                                            245           1           1
      Federal income taxes
        Current                                                    141          22          (6)
        Deferred                                                   (46)         25           2
                                                               -------     -------     -------
            Net cash provided by operating activities              440         128         158

Cash flows provided by (used in) investing activities:
  Purchase of mortgage-backed securities                        (2,295)       --          (981)
  Principal repayments on mortgage-backed securities               266         167         283
  Purchase of investment securities designated as available
    for sale                                                      (214)       --          --
  Purchase of investment securities designated as
    held to maturity                                            (1,500)       --          --
  Loan principal repayments                                      8,227       4,494       7,567
  Loan disbursements                                            (7,174)     (6,763)     (8,535)
  Purchase of office premises and equipment                         (7)         (9)         (6)
                                                               -------     -------     -------
            Net cash used in investing activities               (2,697)     (2,111)     (1,672)

Cash flows provided by (used in) financing activities:
  Net increase (decrease) in deposits                           (2,399)      2,271         532
  Net proceeds from issuance of common stock                     4,487        --          --
  Dividends on common stock                                        (32)       --          --
                                                               -------     -------     -------
            Net cash provided by financing activities            2,056       2,271         532
                                                               -------     -------     -------

Net increase (decrease) in cash and cash equivalents              (201)        288        (982)

Cash and cash equivalents at beginning of year                   2,844       2,556       3,538
                                                               -------     -------     -------

Cash and cash equivalents at end of year                       $ 2,643     $ 2,844     $ 2,556
                                                               =======     =======     =======

Supplemental disclosure of cash flow information:
   Cash paid during the year for:
    Federal income taxes                                       $    55     $    20     $   126
                                                               =======     =======     =======

    Interest on deposits and borrowings                        $ 1,495     $ 1,393     $ 1,131
                                                               =======     =======     =======

Supplemental disclosure of noncash investing activities:
  Unrealized gain on securities designated as
    available for sale, net of applicable tax effects          $     4     $  --       $  --
                                                               =======     =======     =======


The accompanying notes are an integral part of these statements.

                          London Financial Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        September 30, 1996, 1995 and 1994


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     In October 1995, the Board of Directors of The Citizens Loan and Savings Company (the "Company") adopted a Plan of Conversion (the "Plan") whereby the Company would convert to the stock form of ownership, followed by the issuance of all of the Company's outstanding stock to a newly formed holding company, London Financial Corporation (the "Corporation"). Pursuant to the Plan, the Corporation offered common shares for sale to certain depositors of the Company and members of the community. The conversion was completed on March 29, 1996, and resulted in the issuance of 529,000 common shares of the Corporation which, after consideration of offering expenses totaling approximately $380,000, and $423,000 in shares purchased by the ESOP, resulted in net capital proceeds of $4.5 million. Condensed financial statements of the Corporation are presented in Note L. Future references are made either to the Corporation or the Company as applicable.

     The Corporation is a savings and loan holding company whose activities are primarily limited to holding the stock of the Company. The Company conducts a general banking business in central Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Company's profitability is significantly dependent on net interest income which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Company can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

     The consolidated financial information presented herein has been prepared in accordance with generally accepted accounting principles ("GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

     A summary of significant accounting policies which, with the exception of the policy described in Note A-2, have been consistently applied in the preparation of the accompanying consolidated financial statements follows:

     1.  Principles of Consolidation

     The consolidated financial statements include the accounts of the Corporation and the Company. All intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

                          London Financial Corporation

                        September 30, 1996, 1995 and 1994


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     2.  Investment Securities and Mortgage-Backed Securities

     Prior to October 1, 1994, investment securities and mortgage-backed securities were carried at cost, adjusted for amortization of premiums and accretion of discounts. The investment and mortgage-backed securities were carried at cost, as it was management's intent and the Corporation had the ability to hold the securities until maturity. Investment securities and mortgage-backed securities held for indefinite periods of time, or which management utilized as part of its asset/liability management strategy, or that would be sold in response to changes in interest rates, prepayment risk, or the perceived need to increase regulatory capital were classified as held for sale at the point of purchase and carried at the lower of cost or market.

     In May 1993, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively. The Corporation adopted SFAS No. 115 effective October 1, 1994, by designating all investment and mortgage-backed securities as held to maturity. During fiscal 1996, the Corporation purchased certain corporate equity securities which are designated as available for sale, and at September 30, 1996, the Corporation's shareholders' equity reflected a net unrealized gain on such securities totaling $4,000.

     Realized gains and losses on sales of securities are recognized using the specific identification method.

     3.  Loans Receivable

     Loans receivable are stated at the principal balance outstanding, reduced by deferred loan origination fees and the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. Interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

                          London Financial Corporation

                        September 30, 1996, 1995 and 1994


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     4.  Loan Origination Fees

     The Company accounts for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Company's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

     5.  Allowance for Loan Losses

     It is the Company's policy to provide valuation allowances for estimated loan losses based on past loan loss experience, changes in the composition of the loan portfolio, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the Company's primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Company records a charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

     In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". This Statement, which was amended by SFAS No. 118 as to certain income recognition and financial statement disclosure provisions, requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral if the loan is collateral dependent. The Company adopted SFAS No. 114 effective October 1, 1995, without material effect on consolidated financial condition or results of operations.

     A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Company considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Company's investment in impaired nonresidential and multi-family residential real estate loans, such loans are generally collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

                          London Financial Corporation

                        September 30, 1996, 1995 and 1994


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     5.  Allowance for Loan Losses (continued)

     Collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

     At September 30, 1996, the Company had no loans that would be defined as impaired under SFAS No. 114.

     6.  Real Estate Acquired through Foreclosure

     Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized.
     Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

     7.  Office Premises and Equipment

     Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line method over the useful lives of the assets, estimated to be thirty years for the building, ten to thirty years for building improvements and five to ten years for furniture and equipment. An accelerated method is used for tax reporting purposes.

     8.  Income Taxes

     The Corporation accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 established financial accounting and reporting standards for the effects of income taxes that result from the Corporation's activities within the current and previous years. In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

                          London Financial Corporation

                        September 30, 1996, 1995 and 1994


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     8.  Income Taxes (continued)

     The Corporation's principal temporary differences between pretax financial income and taxable income result primarily from the cash method of accounting used to prepare the federal income tax return and from the different methods of accounting for deferred loan origination fees, Federal Home Loan Bank stock dividends, general loan loss allowances, percentage of earnings bad debt deductions and the SAIF recapitalization assessment. Additional temporary differences result from depreciation computed using accelerated methods for federal income tax purposes.

     9.  Retirement Plans

     The Company has a defined contribution simplified employee plan ("SEP") covering substantially all employees who have attained 21 years of age and have completed one full year of service. Annual contributions are made to the SEP at the discretion of the Board of Directors. The Company's provision for expense under the SEP was $32,000, $20,000 and $26,000 for the years ended September 30, 1996, 1995 and 1994, respectively.

     In conjunction with its reorganization to stock form, the Corporation implemented an Employee Stock Ownership Plan ("ESOP"). The ESOP provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans". SOP 93-6 requires the measure of compensation expense recorded by employers to equal the fair value of ESOP shares allocated to participants during a fiscal year. Expense recognized related to the ESOP totaled approximately $21,000 for the year ended September 30, 1996.

     10.  Earnings Per Share

     The provisions of Accounting Principles Board Opinion No. 15, "Earnings Per Share", is not applicable for the fiscal years ended September 30, 1996, 1995 and 1994, as the Corporation completed its conversion to the stock form of ownership in March 1996.

     11.  Cash and Cash Equivalents

     For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits in other financial institutions with original terms to maturity of less than ninety days.

                          London Financial Corporation

                        September 30, 1996, 1995 and 1994


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     12.  Fair Value of Financial Instruments

     SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value of financial instruments, both assets and liabilities, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

     The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

     The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at September 30, 1996:

          Cash and cash equivalents: The carrying amounts presented in the consolidated statement of financial condition for cash and cash equivalents are deemed to approximate fair value.

          Investment  and   mortgage-backed   securities:   For  investment  and
          mortgage-backed securities, fair value is deemed to equal the quoted market price.

          Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

          Federal Home Loan Bank stock: The carrying amount presented in the consolidated statement of financial condition is deemed to approximate fair value.

          Deposits: The fair value of NOW accounts, passbook accounts, and money market deposits is deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

                          London Financial Corporation

                        September 30, 1996, 1995 and 1994


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     12.  Fair Value of Financial Instruments (continued)

          Advances from Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

          Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at September 30, 1996 was not material.

     Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at September 30, 1996 are as follows:

                                                  Carrying                Fair
                                                     value               value
                                                  --------              ------
                                                          (In thousands)
     Financial assets
       Cash and cash equivalents                  $  2,643            $  2,643
       Investment securities                         2,220               2,211
       Mortgage-backed securities                    4,032               3,944
       Loans receivable                             27,031              27,774
       Federal Home Loan Bank stock                    261                 261
                                                  --------            --------

                                                   $36,187             $36,833
                                                  ========            ========

     Financial liabilities
       Deposits                                    $28,195             $28,331
       Advances from the Federal Home Loan Bank        300                 326
                                                  --------            --------

                                                   $28,495             $28,657
                                                   =======             =======

     13.  Reclassifications

     Certain prior year amounts have been reclassified to conform to the 1996 consolidated financial statement presentation.

                          London Financial Corporation

                        September 30, 1996, 1995 and 1994


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

     The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of investment securities at September 30, 1996 and 1995, are as follows:


                                                              September 30, 1996
                                                              Gross       Gross      Estimated
                                               Amortized   unrealized  unrealized      fair
                                                  cost        gains      losses        value
                                               ---------   ----------  ----------    ---------
                                                               (In thousands)
Held to maturity:
  U.S. Government and agency obligations         $2,000         $1         $10         $1,991

Available for sale:
  Corporate equity securities                       214          6          --            220
                                                 ------         --         ---         ------

       Total investment securities               $2,214         $7         $10         $2,211
                                                 ======         ==         ===         ======

                                                              September 30, 1995
                                                              Gross       Gross      Estimated
                                               Amortized   unrealized  unrealized      fair
                                                  cost        gains      losses        value
                                               ---------   ----------  ----------    ---------
                                                               (In thousands)
Held to maturity:
  U.S. Government agency
    obligations                                  $  500         $-         $ 5         $  495
                                                 ======         ==         ===         ======


The amortized cost and estimated fair value of U. S. Government and agency obligations at September 30, 1996, by term to maturity are shown below.

                                                                       Estimated
                                                    Amortized               fair
                                                         cost              value
                                                    ---------          ---------
                                                            (In thousands)

Due in one year or less                                $1,000             $  996
Due after one year through three years                  1,000                995
                                                       ------             ------
                                                       $2,000             $1,991
                                                       ======             ======

                          London Financial Corporation

                        September 30, 1996, 1995 and 1994


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

     The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of mortgage-backed securities at September 30, 1996 and 1995, are shown below:


                                                                              1996
                                                                      Gross          Gross          Estimated
                                                    Amortized       unrealized     unrealized         fair
                                                       cost           gains          losses           value
                                                    ---------       ----------     ----------       ---------
                                                                             (In thousands)
Held to maturity:
  Federal Home Loan Mortgage
    Corporation participation certificates            $1,853            $-            $57            $1,796
  Government National Mortgage
    Association participation certificates             1,388             8              5             1,391
  Federal National Mortgage
    Association participation certificates               791             -             34               757
                                                      ------            --            ---            ------

       Total mortgage-backed securities               $4,032            $8            $96            $3,944
                                                      ======            ==            ===            ======



                                                                              1995
                                                                      Gross          Gross          Estimated
                                                    Amortized       unrealized     unrealized         fair
                                                       cost           gains          losses           value
                                                    ---------       ----------     ----------       ---------
                                                                             (In thousands)
Held to maturity:
  Federal Home Loan Mortgage
    Corporation participation certificates            $  740            $-            $ 9            $  731
  Government National Mortgage
    Association participation certificates               927             -             11               916
  Federal National Mortgage
    Association participation certificates               342             -             11               331
                                                      ------            --            ---            ------

      Total mortgage-backed securities                $2,009            $-            $31            $1,978
                                                      ======            ==            ===            ======


                          London Financial Corporation

                        September 30, 1996, 1995 and 1994


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

     The amortized cost of mortgage-backed securities by contractual term to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                        Amortized
                                           cost
                                     --------------
                                     (In thousands)

Due within one year                       $   58
Due after one through five years             272
Due after five years                       3,702
                                          ------

                                          $4,032
                                          ======

NOTE C - LOANS RECEIVABLE

     The composition of the loan portfolio at September 30 is as follows:

                                                          1996            1995
                                                        --------        --------
                                                             (In thousands)
Residential real estate
  One- to four-family                                   $21,819          $21,947
  Multi-family                                              258              705
  Construction                                            1,084            1,351
Nonresidential real estate                                4,831            4,623
Consumer and other loans                                    881              831
                                                        -------          -------
                                                         28,873           29,457
Less:
  Undisbursed portion of loans in process                 1,258              885
  Deferred loan origination fees                            397              410
  Allowance for loan losses                                 187              190
                                                        -------          -------

                                                        $27,031          $27,972
                                                        =======          =======


     The Company's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $21.3 million, or 79%, of the total loan portfolio at September 30, 1996, and approximately $22.5 million, or 81%, at September 30, 1995. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Company with adequate collateral coverage in the event of default. Nevertheless, the Company, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of central Ohio, thereby impairing collateral values. However, management is of the belief that real estate values in the Company's primary lending area are presently stable.

                          London Financial Corporation

                        September 30, 1996, 1995 and 1994


NOTE C - LOANS RECEIVABLE (continued)

     In the ordinary course of business, the Company has made loans to some of its directors, and officers and their related business interests. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. The balance of such loans totaled approximately $473,000 and $679,000 at September 30, 1996 and 1995, respectively.


NOTE D - ALLOWANCE FOR LOAN LOSSES

     The activity in the allowance for loan losses is summarized as follows for the years ended September 30:
                                      1996          1995          1994
                                      ----          ----          ----
                                               (In thousands)

     Beginning balance                $190          $191          $178
     Provision for loan losses           -             -            13
     Loan charge-offs                   (3)           (1)            -
                                    ------        ------       -------

     Ending balance                   $187          $190          $191
                                    ======        ======       =======


     As of September 30, 1996, the Company's allowance for loan losses was comprised solely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

     Nonperforming and nonaccrual loans at September 30, 1996, 1995 and 1994, totaled $261,000, $45,000 and $75,000, respectively. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $15,000, $3,000 and $8,000 for the years ended September 30, 1996, 1995 and 1994, respectively.


NOTE E - OFFICE PREMISES AND EQUIPMENT

     Office premises and equipment at September 30 is comprised of the following:

                                                 1996             1995
                                                 ----             ----
                                                     (In thousands)

     Land and improvements                      $  85            $  85
     Building                                     471              471
     Furniture and equipment                      186              179
                                                 ----             ----
                                                  742              735
       Less accumulated depreciation and
         amortization                             388              363
                                                 ----             ----
                                                 $354             $372
                                                 ====             ====

                          London Financial Corporation

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        September 30, 1996, 1995 and 1994


NOTE F - DEPOSITS

     Deposits consist of the following major classifications at September 30:

     Deposit type and weighted-
     average interest rate                             1996                           1995
                                             Amount            %             Amount             %
                                                                  (In thousands)
     NOW accounts
       1996 - 2.29%                          $3,198           11.3%
       1995 - 2.29%                                                          $2,727             8.9%
     Passbook
       1996 - 3.00%                           5,587           19.8
       1995 - 3.00%                                                           6,184            20.2
     Money market investment accounts
       1996 - 2.74%                             278            1.0
       1995 - 2.74%                                                             387             1.3
                                            -------         ------          -------           -----
     Total demand, transaction and
       passbook deposits                      9,063           32.1            9,298            30.4

     Certificates of deposit
       Original maturities of:
         One year or less
           1996 - 5.14%                       5,669           20.1
           1995 - 5.88%                                                       7,571            24.7
         12 months to 36 months
           1996 - 6.09%                       7,968           28.3
           1995 - 5.87%                                                       8,276            27.1
         Greater than 36 months
           1996 - 6.62%                       5,495           19.5
           1995 - 4.56%                                                       5,449            17.8
                                            -------         ------          -------           -----

     Total certificates of deposit           19,132           67.9           21,296            69.6
                                            -------         ------          -------           -----

     Total deposit accounts                 $28,195          100.0%         $30,594           100.0%
                                            =======         ======          =======           =====


     Interest expense on deposits at September 30 is summarized as follows:

                                            1996           1995           1994
                                            ----           ----           ----
                                                       (In thousands)

     Passbook                            $   188        $   206        $   297
     NOW accounts                             61             56             51
     Money market investment accounts          9             12             14
     Certificates of deposit               1,219          1,094            741
                                          ------         ------        -------

                                          $1,477         $1,368         $1,103
                                          ======         ======         ======

                          London Financial Corporation

                        September 30, 1996, 1995 and 1994


NOTE F - DEPOSITS (continued)

     Maturities of outstanding certificates of deposit at September 30 are summarized as follows:

                                       1996                       1995
                                      ------                     ------
                                                (In thousands)

     Less than one year              $11,390                    $11,254
     One year to two years             4,130                      4,625
     Two years to three years          3,612                      5,417
                                    --------                   --------

                                     $19,132                    $21,296
                                     =======                    =======


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

     Advances from the Federal Home Loan Bank, collateralized at September 30, 1996 by a pledge of certain residential mortgage loans totaling $450,000 and the Company's investment in Federal Home Loan Bank stock, are summarized as follows:

     Interest         Maturing in year
       rate         ending September 30,          1996                 1995
     --------       --------------------         ------               ------
                                                        (In thousands)

     9.25%            2001                        $300                 $300
                                                  ====                 ====


NOTE H - FEDERAL INCOME TAXES

     Federal income taxes differ from the amounts computed at the statutory corporate tax rate at September 30 as follows:
                                                      1996      1995     1994
                                                     ------    ------   ------
                                                           (In thousands)

Federal income taxes at statutory rate                $ 109      $75     $ 125
Increase (decrease) in taxes resulting from:
  Other (primarily surtax exemptions in 1996)           (12)       2        (3)
                                                      -----      ---     -----
Federal income taxes per consolidated
  financial statements                                $  97      $77     $ 122
                                                      =====      ===     =====

Effective tax rate                                     30.2%     34.9%    33.2%
                                                      =====      ===     =====

                          London Financial Corporation

                        September 30, 1996, 1995 and 1994


NOTE H - FEDERAL INCOME TAXES (continued)

     The composition of the Corporation's net deferred tax asset at September 30 is as follows:

     Taxes (payable) refundable on temporary            1996              1995
     differences at statutory rate:                          (In thousands)

     Deferred tax assets:
       Deferred loan origination fees                  $ 103             $ 113
       SAIF recapitalization assessment                   66                 -
       General loan loss allowance                        64                65
                                                      ------            ------
            Deferred tax assets                          233               178

     Deferred tax liabilities:
       Federal Home Loan Bank stock dividends            (43)              (38)
       Difference between book and tax depreciation       (3)               (4)
       Percentage of earnings bad debt deduction         (64)              (65)
       Accrual vs. cash basis of accounting              (44)              (38)
       Unrealized gains on securities designated
         as available for sale                            (2)                -
                                                      ------            ------
            Deferred tax liabilities                    (156)             (145)
                                                      ------            ------

            Net deferred tax asset                    $   77            $   33
                                                      ======            ======

     The Company was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at September 30, 1996, include approximately $525,000 for which federal income taxes have not been provided. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $115,000 at September 30, 1996. See Note K for additional information regarding future percentage of earnings bad debt deductions.

                          London Financial Corporation

                        September 30, 1996, 1995 and 1994


NOTE I - LOAN COMMITMENTS

     The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Company's involvement in such financial instruments.

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

     At  September  30,  1996,  the  Company  had  outstanding   commitments  of
     approximately $200,000 to originate loans. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of September 30, 1996, and will be funded from normal cash flow from operations.


NOTE J - SHAREHOLDERS' EQUITY AND REGULATORY CAPITAL

     The Company is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision ("OTS"). The minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted total assets. An OTS proposal, if adopted in present form, would increase the core capital requirement to a range of 4.0% to 5.0% of adjusted total assets for substantially all savings associations. In the opinion of management, the proposed revision to the capital requirement will have no material effect on the Company's excess regulatory capital position. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Company multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one-to-four family residential loans carry a risk-weighted factor of 50%.

                          London Financial Corporation

                        September 30, 1996, 1995 and 1994


NOTE J - SHAREHOLDERS' EQUITY AND REGULATORY CAPITAL (continued)

     As of September 30, 1996, the Company's regulatory capital exceeded all minimum capital requirements as shown in the following table:


                                                              Regulatory capital
                                         Tangible                 Core             Risk-based
                                          capital       %        capital      %      capital          %
                                         --------      ---    -------------  ---   ----------        ---
                                                               (In thousands)
     Capital under generally accepted
       accounting principles              $5,437                 $5,437               $5,437
     General valuation allowances              -                      -                  187
                                          ------                 ------               ------

     Regulatory capital computed           5,437      15.7        5,437      15.7      5,624         30.3
     Minimum capital requirement             521       1.5        1,042       3.0      1,487          8.0
                                         -------     -----       ------      -----    ------         ----

     Regulatory capital - excess          $4,916      14.2       $4,395      12.7     $4,137         22.3
                                         =======     =====       ======      ====     ======         ====


     The Company met the regulatory requirements of a "well-capitalized" institution; i.e., a risk-based capital ratio of 10.0% or greater, and a core capital ratio of 5.0% or greater. The Company's regulatory capital exceeded these requirements at September 30, 1996 by $3.8 million and $3.7 million, respectively.


     NOTE K - RECENT LEGISLATIVE DEVELOPMENTS

     The deposit accounts of the Company and of other savings associations are insured by the FDIC in the Savings Association Insurance Fund ("SAIF"). The reserves of the SAIF were below the level required by law, because a significant portion of the assessments paid into the fund were used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC in the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In 1996, no BIF assessments are required for healthy commercial banks except for a $2,000 minimum fee.

     Legislation was enacted to recapitalize the SAIF that provides for a special assessment totaling $.657 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. The Company had $29.7 million in deposits at March 31, 1995, resulting in an assessment of approximately $193,000, or $127,000 after-tax.

                          London Financial Corporation

                        September 30, 1996, 1995 and 1994


NOTE K - RECENT LEGISLATIVE DEVELOPMENTS (continued)

     A component of the recapitalization plan provides for the merger of the SAIF and BIF on January 1, 1999. However, the SAIF recapitalization legislation currently provides for an elimination of the thrift charter or of the separate federal regulation of thrifts prior to the merger of the deposit insurance funds. As a result, the Company would be regulated as a bank under Federal laws which would subject it to the more restrictive activity limits imposed on national banks. Under separate legislation related to the recapitalization plan, the Company is required to recapture as taxable income approximately $190,000 of its bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its reserve in the future. The Company has provided deferred taxes for this amount and will be permitted to amortize the recapture of its bad debt reserve over six years.


NOTE L - CONDENSED FINANCIAL STATEMENTS OF LONDON FINANCIAL CORPORATION

     The following condensed financial statements summarize the financial position of London Financial Corporation as of September 30, 1996, and the results of its operations for the six month period ended September 30, 1996.

                          London Financial Corporation
                        STATEMENT OF FINANCIAL CONDITION
                               September 30, 1996
                                 (In thousands)
            ASSETS

Cash and due from banks                                                   $  345
Investment securities designated as available for sale
   - at market                                                               220
Investment securities                                                      1,500
Loan receivable from ESOP                                                    423
Investment in The Citizens Loan and Savings Company                        5,437
Accrued interest receivable                                                   31
                                                                          ------

       Total assets                                                       $7,956
                                                                          ======
       LIABILITIES AND SHAREHOLDERS' EQUITY

Other liabilities                                                         $   49

Shareholders' equity
  Common stock                                                              --
  Additional paid-in capital                                               7,832
  Unrealized gain on securities designated as available
    for sale, net of related tax effects                                       4
  Retained earnings                                                           71
                                                                          ------
       Total shareholders' equity                                          7,907
                                                                          ------
       Total liabilities and shareholders' equity                         $7,956
                                                                          ======

                          London Financial Corporation

                        September 30, 1996, 1995 and 1994


NOTE L - CONDENSED FINANCIAL STATEMENTS OF LONDON FINANCIAL CORPORATION
         (continued)


                          London Financial Corporation
                              STATEMENT OF EARNINGS
                    Six month period ended September 30, 1996
                                 (In thousands)

     Revenue
       Interest income                                  $  68
       Equity in earnings of subsidiary                    60
                                                        -----
            Total revenue                                 128

     General and administrative expenses                   10
                                                        -----
            Earnings before income taxes                  118

     Federal income taxes                                  15
                                                        -----
            NET EARNINGS                                $ 103
                                                        =====

NOTE M - CORPORATE REORGANIZATION AND CONVERSION TO STOCK FORM

     In October 1995, the Company's Board of Directors adopted a Plan of Conversion whereby the Company would convert to the stock form of ownership, followed by the issuance of all of the Company's outstanding common stock to a newly formed holding company, London Financial Corporation.

     On March 29, 1996, the Company completed its conversion to the stock form of ownership, and issued all of the Company's outstanding common shares to the Corporation.

     In connection with the conversion, the Corporation sold 529,000 shares at a price of $10.00 per share which, after consideration of offering expenses totaling approximately $380,000, and shares purchased by employee benefit plans totaling $423,000, resulted in net cash proceeds of approximately $4.5 million.

     At the date of the conversion, the Company established a liquidation account in an amount equal to retained earnings reflected in the statement of financial condition used in the conversion offering circular. The liquidation account will be maintained for the benefit of eligible savings account holders who maintained deposit accounts in the Company after conversion.

                          LONDON FINANCIAL CORPORATION
                                       AND
                       THE CITIZENS LOAN & SAVINGS COMPANY
                             DIRECTORS AND OFFICERS




John J. Bodle                                   President
President
The Citizens Loan & Savings Company

John I. Andrix                                  Director
President
Andrix Insurance Agency

Rodney A. Bell                                  Director
Salesman
Buckeye Ford

Donald E. Forrest                               Director
Owner-Operator
Forrest Trucking Company

Edward D. Goodyear                              Director
Certified Public Accountant

Kennison A. Sims                                Director
Owner-Operator
The Sims Construction Company

Joyce E. Bauerle                                Vice President
Vice President                                  and Treasurer
The Citizens Loan & Savings Company

Rebecca A. Lohr                                 Secretary
Secretary
The Citizens Loan & Savings Company

                              SHAREHOLDER SERVICES

================================================================================

The Fifth Third Bank serves as transfer agent and dividend distributing agent for LFC's shares. Communications regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

                              The Fifth Third Bank
                               Fifth Third Center
                           Attention: Melissa J. Meyer
                             Cincinnati, Ohio 45202
                                 (513) 579-5405


                                 ANNUAL MEETING

================================================================================

The 1997 Annual Meeting of Shareholders of London Financial Corporation (the "Annual Meeting") will be held on January 23, 1997, at 10:00 a.m., Eastern Time, at the office of Citizens, 2 East High Street, London, Ohio 43140. Shareholders are cordially invited to attend.


                          ANNUAL REPORT ON FORM 10-KSB

================================================================================

A copy of LFC's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:

                          London Financial Corporation
                               2 East High Street
                               London, Ohio 43140
                       Attention: John J. Bodle, President


               CHANGE IN INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

================================================================================

On July 11, 1996, LFC, with the approval of its Board of Directors, dismissed KPMG Peat Marwick ("KPMG") as LFC's independent certified public accountants and engaged Grant Thornton LLP ("Grant Thornton") to act in such capacity. The reports of KPMG on the consolidated financial statements of Citizens for the fiscal years ended September 30, 1994 and 1995, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended September 30, 1994 and 1995, and the interim period through July 11, 1996, there were no disagreements between LFC or Citizens and KPMG on any matter of accounting principles or practices, consolidated financial statement disclosure or audit scope or procedure.

The Board of Directors has selected Grant Thornton as the independent certified public accountants of LFC and Citizens for the current fiscal year and recommends that the shareholders ratify the selection. Management expects that a representative of Grant Thornton will be present at the Annual Meeting, will have the opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions.